UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 4)*

                         CROWN CORK & SEAL COMPANY, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $5.00 per share
                        4.5% Convertible Preferred Stock,
                          par value $41.8875 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                              Common Stock: 228 255
                  4.5% Convertible Preferred Stock: 228 255 303
                ------------------------------------------------
                                 (CUSIP Number)

Michel Renault                              Copy to: Allan M. Chapin
General Counsel                             Sullivan & Cromwell
Compagnie Generale d'Industrie              125 Broad Street
  et de Participations                      New York, N.Y. 10004
89 rue Taitbout                             (212) 558-4000
75009 Paris, France
(011) 331-4285-3000
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                February 3, 1998
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------------------------------
CUSIP NO. 228 255 (Crown Common Stock)
          228 255 303 (Crown Preferred Stock)
---------------------------------------------
--------------------------------------------------------------------------------
 1.      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Compagnie Generale d'Industrie et de Participations
--------------------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
 3.      SEC USE ONLY

--------------------------------------------------------------------------------
 4.      SOURCE OF FUNDS
                                                                  Not applicable
--------------------------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d)OR 2(e)                             [  ]

--------------------------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                          France
--------------------------------------------------------------------------------
                  7.  SOLE VOTING POWER
  NUMBER OF            0 shares of Crown Common Stock
    SHARES             0 shares of Crown Preferred Stock
BENEFICIALLY      --------------------------------------------------------------
  OWNED BY        8.  SHARED VOTING POWER
    EACH               10,693,403 shares of Crown Common Stock
 REPORTING              3,660,300 shares of Crown Preferred Stock
   PERSON         --------------------------------------------------------------
    WITH          9.  SOLE DISPOSITIVE POWER
                       0 shares of Crown Common Stock
                       0 shares of Crown Preferred Stock
                  --------------------------------------------------------------
                  10. SHARED DISPOSITIVE POWER
                       10,693,403 shares of Crown Common Stock
                        3,660,300 shares of Crown Preferred Stock
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         10,693,403 shares of Crown Common Stock
         3,660,300 shares of Crown Preferred Stock
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                             [ ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          8.3% of Crown Common Stock
         29.4% of Crown Preferred Stock
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
                                                                          CO; HC




                                 (Page 2 of 21)

---------------------------------------------
CUSIP NO. 228 255 (Crown Common Stock)
          228 255 303 (Crown Preferred Stock)
---------------------------------------------
--------------------------------------------------------------------------------
 1.      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Marine-Wendel
--------------------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
 3.      SEC USE ONLY

--------------------------------------------------------------------------------
 4.      SOURCE OF FUNDS
                                                                  Not applicable

--------------------------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d)OR 2(e)
                                                                            [  ]
--------------------------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                          France
--------------------------------------------------------------------------------

                  7.  SOLE VOTING POWER
  NUMBER OF            0 shares of Crown Common Stock
    SHARES             0 shares of Crown Preferred Stock
BENEFICIALLY      --------------------------------------------------------------
  OWNED BY        8.  SHARED VOTING POWER
    EACH               10,693,403 shares of Crown Common Stock
 REPORTING              3,660,300 shares of Crown Preferred Stock
   PERSON         --------------------------------------------------------------
    WITH          9.  SOLE DISPOSITIVE POWER
                       0 shares of Crown Common Stock
                       0 shares of Crown Preferred Stock
                  --------------------------------------------------------------
                  10. SHARED DISPOSITIVE POWER
                       10,693,403 shares of Crown Common Stock
                        3,660,300 shares of Crown Preferred Stock
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         10,693,403 shares of Crown Common Stock
          3,660,300 shares of Crown Preferred Stock

--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          8.3% of Crown Common Stock
         29.4% of Crown Preferred Stock
--------------------------------------------------------------------------------

14.      TYPE OF REPORTING PERSON
                                                                          CO; HC




                                 (Page 3 of 21)

---------------------------------------------
CUSIP NO. 228 255 (Crown Common Stock)
          228 255 303 (Crown Preferred Stock)
---------------------------------------------
--------------------------------------------------------------------------------
 1.      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Wendel-Participations
--------------------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
 3.      SEC USE ONLY

--------------------------------------------------------------------------------
 4.      SOURCE OF FUNDS
                                                                  Not applicable
--------------------------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d)OR 2(e)
                                                                            [  ]
--------------------------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                          France
--------------------------------------------------------------------------------
                  7.  SOLE VOTING POWER
  NUMBER OF            0 shares of Crown Common Stock
    SHARES             0 shares of Crown Preferred Stock
BENEFICIALLY      --------------------------------------------------------------
  OWNED BY        8.  SHARED VOTING POWER
    EACH               10,693,403 shares of Crown Common Stock
 REPORTING              3,660,300 shares of Crown Preferred Stock
   PERSON         --------------------------------------------------------------
    WITH          9.  SOLE DISPOSITIVE POWER
                       0 shares of Crown Common Stock
                       0 shares of Crown Preferred Stock
                  --------------------------------------------------------------
                  10. SHARED DISPOSITIVE POWER
                       10,693,403 shares of Crown Common Stock
                        3,660,300 shares of Crown Preferred Stock
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         10,693,403 shares of Crown Common Stock
          3,660,300 shares of Crown Preferred Stock
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          8.3% of Crown Common Stock
         29.4% of Crown Preferred Stock
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
                                                                          CO; HC


                                 (Page 4 of 21)

---------------------------------------------
CUSIP NO. 228 255 (Crown Common Stock)
          228 255 303 (Crown Preferred Stock)
---------------------------------------------
--------------------------------------------------------------------------------
 1.      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Societe de Gerance de Valeurs Mobilieres
--------------------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
 3.      SEC USE ONLY

--------------------------------------------------------------------------------
 4.      SOURCE OF FUNDS
                                                                  Not applicable
--------------------------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d)OR 2(e)                             [  ]
--------------------------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                          France
--------------------------------------------------------------------------------
                  7.  SOLE VOTING POWER
  NUMBER OF            0 shares of Crown Common Stock
    SHARES             0 shares of Crown Preferred Stock
BENEFICIALLY      --------------------------------------------------------------
  OWNED BY        8.  SHARED VOTING POWER
    EACH               10,693,403 shares of Crown Common Stock
 REPORTING              3,660,300 shares of Crown Preferred Stock
   PERSON         --------------------------------------------------------------
    WITH          9.  SOLE DISPOSITIVE POWER
                       0 shares of Crown Common Stock
                       0 shares of Crown Preferred Stock
                  --------------------------------------------------------------
                  10. SHARED DISPOSITIVE POWER
                       10,693,403 shares of Crown Common Stock
                        3,660,300 shares of Crown Preferred Stock
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         10,693,403 shares of Crown Common Stock
          3,660,300 shares of Crown Preferred Stock
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          8.3% of Crown Common Stock
         29.4% of Crown Preferred Stock
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
                                                                          CO; HC


                                 (Page 5 of 21)

     This Amendment No. 4, dated February 5, 1998, amends the Schedule 13D, dated February 15, 1996, as amended and supplemented by Amendments Nos. 1, 2 and 3 thereto, dated September 26, 1996, October 24, 1996 and October 30, 1996, respectively (collectively, the "Schedule 13D"), filed on behalf of Compagnie Generale d'Industrie et de Participations ("CGIP"), Marine-Wendel ("Marine-Wendel"), Wendel-Participations ("Wendel-Participations") and Societe de Gerance de Valeurs Mobilieres ("SGVM") (collectively, the "Reporting Persons"), by adding the following additional information:


Item 4. Purpose of Transaction

The following is hereby added after the last paragraph of Item 4:

     Pursuant to a Stock Purchase Agreement, dated February 3, 1998 ("Stock Purchase Agreement"), between CGIP and Crown, CGIP agreed to sell to Crown 3,660,300 shares of Crown Preferred Stock and 4,093,826 shares of Crown Common Stock. The closing for the sale of the Crown securities ("Sale Closing") is scheduled to take place on March 2, 1998. On Sale Closing, CGIP shall cause Ernest-Antoine Seilliere to resign from the Board of Directors of Crown effective as of Sale Closing. Following Sale Closing, Guy de Wouters, to the extent continuing as a member of Crown's Board of Directors, shall no longer be considered a designee of CGIP to Crown's Board of Directors (including a Shareholder Designee, as such term is defined in the Shareholders Agreement). A copy of the Stock Purchase Agreement is filed as an exhibit to this Amendment.

     Other than as discussed above, CGIP currently has no plans to effect:

     (a) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving
              Crown or any of its subsidiaries;

     (b) a sale or transfer of a material amount of the assets of Crown or any of its subsidiaries;

     (c) any change in the present Board of Directors or management of Crown, including any change in the number or term of directors or the filling of any vacancies on the Board of Directors;

     (d) any material change in the present capitalization or dividend policy of Crown;

     (e) any other material change in Crown's business or corporate structure;

     (f) any change in Crown's charter, by-laws or instruments corresponding thereto or any other

                                 (Page 6 of 21)
              actions which may impede the acquisition of control of Crown by any person;

     (g) the delisting of any class of securities of Crown from a national securities exchange or the ceasing to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

     (h) any class of equity securities of Crown becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

     (i)      any action similar to any of those enumerated above.

     The sale pursuant to the Stock Purchase Agreement fulfils CGIP's present capital needs and, as of the date hereof, CGIP has no current plans to sell additional securities of Crown.

     CGIP is continuously evaluating the business and business prospects of Crown, and its present and future interests in, and intentions with respect to, Crown and at any time may decide to dispose of any or all of the shares of Crown Common Stock or Crown Preferred Stock currently owned by it, or determine at a future date to change its current position with respect to any action enumerated above.


Item 5.  Interest in Securities of Issuer

The following is hereby added after the third paragraph of Item 5:

     On February 3, 1998, CGIP agreed to sell 4,093,826 shares of Crown Common Stock and 3,660,300 shares of Crown Preferred Stock pursuant to the Stock Purchase Agreement more fully described in Item 6 below.

     Following the sale, CGIP will own 6,599,577 shares of Crown Common Stock (representing 5.31% of the Common Stock outstanding) and no shares of Crown Preferred Stock. Based on Crown Common Shares of 128,356,874 and Crown Preferred Shares of 12,432,622 outstanding on October 31, 1997, CGIP will have 4.99% of the Total Voting Power of Crown, as such term is defined in the Shareholders Agreement, following the sale.


Item 6.   Contracts, Arrangements, Understandings or
          Relationships With Respect to Securities of the Issuer

The following is hereby added after the last paragraph of Item 6:


                                 (Page 7 of 21)

     Pursuant to the Stock Purchase Agreement, CGIP agreed to sell to Crown 3,660,300 Crown Preferred Stock and 4,093,826 Crown Common Stock. Crown may pay the purchase price in cash, or at its discretion, by executing and delivering to CGIP a Promissory Note in the form attached as Exhibit A to the Stock Purchase Agreement.

     Under the Stock Purchase Agreement, upon Sale Closing, the Shareholders Agreement will be terminated. However, pursuant to the Stock Purchase Agreement, CGIP has agreed that, so long as CGIP beneficially owns securities of Crown representing 3.5% or more of the Total Voting Power of Crown, as such term is defined in the Shareholders Agreement, CGIP shall not transfer any of its remaining securities in Crown (other than pursuant to a tender or exchange offer) to any person or entity to whom CGIP knows would then beneficially own securities of Crown representing 3.5% or more of the Total Voting Power of Crown.

     Prior to Sale Closing, Crown shall not elect to cause the Crown Preferred Stock to be converted into Crown Common Stock.

     On Sale Closing, CGIP shall cause Ernest-Antoine Seilliere to resign from the Board of Directors of Crown effective as of Sale Closing. Following Sale Closing, Guy de Wouters, to the extent continuing as a member of Crown's Board of Directors, shall no longer be considered a designee of CGIP to Crown's Board of Directors (including a Shareholder Designee, as such term is defined in the Shareholders Agreement).


Item 7.   Material to be Filed as Exhibits


Description                                                  Exhibit

Stock Purchase Agreement, dated as of February                  A
3, 1998, between Compagnie Generale d'Industrie et de Participations ("CGIP") and Crown Cork &
Seal Company, Inc. ("Crown")




                                 (Page 8 of 21)

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 5, 1998


         Compagnie Generale d'Industrie et de Participations

         By: /s/ Ernest-Antoine Seilliere
             ----------------------------------------------
             Name: Ernest-Antoine SEILLIERE
             Title: Chairman and CEO



         Marine-Wendel

         By: /s/ Ernest-Antoine Seilliere
             ------------------------------
             Name: Ernest-Antoine SEILLIERE
             Title: Chairman and CEO


         Wendel-Participations

         By: /s/ Louis-Amedee de Moustier
             ----------------------------
             Name: Louis-Amedee de MOUSTIER
             Title: Managing Director


         Societe de Gerance de Valeurs Mobilieres

         By: /s/ Louis-Amedee de Moustier
             ----------------------------
             Name: Louis-Amedee de MOUSTIER
             Title: Chairman and CEO





                                 (Page 9 of 21)

                                  Exhibit Index

A. Stock Purchase Agreement, dated as of February 3, 1998, between Compagnie Generale d'Industrie et de
         Participations ("CGIP") and Crown Cork & Seal Company,
         Inc. ("Crown")



























                                 (Page 10 of 21)